LEGG MASON
GLOBAL ASSET MANAGEMENT

News Release

LEGG MASON REPORTS RESULTS FOR FISCAL QUARTER AND FISCAL YEAR ENDED MARCH 31, 2009

-- Fourth Quarter Loss of $325 Million or $2.29 per Diluted Share,

Primarily Driven by Elimination of SIV Exposure --

-- Board Reduces Quarterly Dividend to $0.03 per Share of Common Stock -

-- Assets Under Management of $632 Billion --

Baltimore, Maryland –May 5, 2009 – Legg Mason, Inc. (NYSE: LM) today reported its operating results for the fourth fiscal quarter and fiscal year ended March 31, 2009. For the quarter, revenues were $617.2 million, down 42% from $1.07 billion in the fourth quarter of fiscal 2008. The Company reported a net loss of $325.1 million, or $2.29 per diluted share, compared to $255.5 million, or $1.81 per diluted share, in the fourth quarter of fiscal 2008. The cash loss, as adjusted (see page 6), was $744.7 million, or $5.25 per diluted share, compared to cash income, as adjusted, of $178.5 million, or $1.25 per diluted share in the prior fiscal quarter.

The fourth quarter was affected by four events:

- The previously announced elimination of all remaining Structured Investment Vehicle securities (SIVs) from our money market funds and balance sheet, resulting in losses totaling $367.4 million after income taxes and operating expense reductions, or $2.59 per diluted share.
- Non-cash impairment charges on certain intangible assets, totaling $82.9 million, or $50.9 million ($0.36 per diluted share) after income taxes.
- A charge of $38.2 million, $23.5 million net of taxes, or $0.17 per diluted share for real estate lease losses.
- Tax benefits of $102.0 million, or $0.72 per diluted share, related to a restructuring of our Canadian business and the effect of finalizing the fiscal year income tax provision.

For the full fiscal year 2009, the Company achieved revenues of $3.4 billion, down 28% from $4.6 billion in fiscal 2008. The net loss for fiscal 2009 was $1.9 billion, or $13.85 per diluted share, compared to income of $267.6 million, or $1.86 per diluted share, for the prior year. The cash loss, as adjusted, for the year was $1.2 billion, or $8.56 per diluted share, compared to cash income, as adjusted, of $877.0 million, or $6.09 per diluted share, for fiscal 2008.

The Board of Directors declared a regular quarterly cash dividend on Legg Mason Inc. common stock in the amount of $0.03 per share. The dividend is payable on July 13, 2009 to shareholders of record at the close of business on June 16, 2009.

Assets Under Management (“AUM”) at the end of fiscal 2009 were $632.4 billion, down 9% from $698.2 billion at December 31, 2008, and down 33% from $950.1 billion at the end of fiscal 2008.

Comments on the Fourth Fiscal Quarter and Fiscal Year 2009 Results

Mark R. Fetting, Chairman and CEO, said, “During the quarter, economic fundamentals continued to deteriorate. The equity and fixed income markets declined harshly in January and February, but began to improve in March, a trend that continued through April. We realized significant losses in the quarter, but we eliminated our entire SIV exposure and we managed our balance sheet without external assistance. Overall, shareholders deserve better results, and we are determined to pick up the pace of our own recovery, through better, more sustained investment performance and continued operating discipline.

"During this past fiscal year, we have undertaken a number of key initiatives to increase our financial strength and flexibility in the current environment and to position Legg Mason for the future. We achieved several important milestones during the quarter. First, we completed several transactions in March to eliminate all SIVs from both our money market funds and our balance sheet. Since the SIV market became illiquid in the fall of 2007, we have systematically reduced our total exposure from over $10 billion to zero today. This was a difficult but necessary process for us, and we protected the Legg Mason franchise by seeing this through to closure. We also modified our bank debt covenants and paid down debt, protecting our balance sheet and giving us more strategic optionality as we move forward. And we continued to make solid progress on reducing our structural costs, in line with a lower asset base, which should improve our margins and generate more operating efficiency over time. We took these actions while maintaining a high level of client service and continuing to expand our distribution capabilities.

"While we have made strides in fortifying our business, there is still more to be done. Ultimately, Legg Mason should be judged on investment performance and resulting inflows. We have a strong group of affiliates who represent a diversified spectrum of asset classes and strategies that can meet virtually any investment mandate. Through the affiliates' investment expertise, it is our collective job to generate excess returns for our clients and shareholders. This is job #1, and we have to do better.

"In the quarter, our outflows declined by 44% compared to last quarter. Some of our largest equity managers improved when compared to their benchmarks, but we still need to demonstrate sustained improvement across the board. Our fund-of-hedge-funds business maintained strong relative performance, despite pressures on that sector. Our fixed income franchise did not perform in line with its historical track record for most of the quarter; given its importance to Legg Mason, it is a priority for us to reverse this trend, building on the momentum from mid-March through the end of April. We announced several important and innovative new products, and we will continue to look at new ways to meet the changing needs of investors, across any and all market conditions.

"We believe we are well positioned for improved performance and we are committed to work this process as hard as anything we have done, so that we can put our challenges behind us and accelerate the progress of our company onto the path of sustainable, profitable growth."

Assets Under Management Decreased to $632 Billion

AUM were $632.4 billion as of March 31, 2009, down $65.8 billion, or 9%, from $698.2 billion at December 31, 2008, primarily as a result of net client cash outflows of $43.5 billion and market depreciation of $21.7 billion in the fourth quarter. Fixed income outflows were approximately $24 billion, liquidity outflows were approximately $10 billion and equity outflows were approximately $9 billion.

Average AUM during the quarter were $657 billion, compared to $745 billion in the third quarter of fiscal 2009 and $975 billion in the fourth quarter of fiscal 2008. At March 31, 2009, equity products represented 20% of AUM, fixed income represented 57% and liquidity represented 23%.

During the quarter, we re-organized our business into two divisions, Americas and International. These divisions reflect our desire to expand our multi-channel distribution capabilities and to better align our resources to access new growth opportunities. The Americas Division consists of our U.S.-domiciled fund families, the separate account businesses of our U.S.-based investment affiliates and the domestic distribution organization. Similarly, the International Division consists of our fund complexes, distribution teams and investment affiliates located outside the U.S. By business division, 71% of total AUM were in the Americas and 29% in the International division.

For the fiscal year 2009, total AUM declined by $317.7 billion, or 33%, from $950.1 billion at March 31, 2008.

Comparison to the Third Quarter of Fiscal Year 2009

Revenues of $617.2 million decreased 14% from $720.0 million in the prior quarter ended December 31, 2008 on lower AUM and performance fees.   There was a loss of $325.1 million in the quarter, compared to $1.5 billion in the prior quarter. The elimination of the SIVs from our money market funds and balance sheet resulted in losses totaling $606.4 million, $367.4 million after income tax and operating expense reductions. Intangible impairment was $82.9 million, or $50.9 million after income taxes.   Delays in sub-leasing properties and lower rental rates in certain real estate markets resulted in a charge of $38.2 million, or $23.5 million after taxes. We recorded $102.0 million of tax benefits related to a restructuring of our Canadian business and the finalization of the fiscal year income tax provision. The cash loss (see page 6) was $352.0 million, or $2.48 per diluted share, compared to $1.8 billion, or $12.88 per diluted share, in the third quarter of fiscal 2009. The cash loss, as adjusted, was a loss of $744.7 million, or $5.25 per diluted share, and represented a decrease of 2% and 3%, respectively, from the third quarter of fiscal 2009.

Comparison to the Fourth Quarter of Fiscal Year 2008

Revenues decreased 42% from the prior year quarter, reflecting lower investment advisory fees from lower average assets under management and as a result of year-over-year changes in the mix of our assets. Operating expenses decreased by 29% from the prior year quarter. This was primarily due to lower distribution and servicing fees on a lower asset base and decreased variable compensation linked to revenue. Our cost saving efforts resulted in further decreases in compensation, communications and technology and other operating expenses. For the quarter, we incurred a net loss of $325.1 million, or $2.29 per diluted share, down from $255.5 million, or $1.81 per diluted share, in the fourth quarter of fiscal 2008. Our cash loss was $352.0 million, or $2.48 per diluted share, compared to a cash loss of $263.5 million, or $1.87 per diluted share, in the fourth quarter of fiscal 2008. The cash loss, as adjusted, was $744.7 million, or $5.25 per diluted share, compared to cash income, as adjusted, of $178.5 million, or $1.25 per diluted share, in the comparable period last fiscal year.

Results for Fiscal Year 2009

Total revenues for fiscal 2009 were $3.4 billion, down 28% from the prior fiscal year, primarily driven by a decrease in advisory fees of 27%, resulting from reduced average assets under management and lower performance fees. Compensation and distribution and servicing costs were down 28% and 24%, respectively, while higher goodwill and intangible impairments resulted in a 12% increase in operating expenses. The net loss was $1.9 billion, down from net income of $267.6 million in fiscal 2008. The net loss per diluted share was $13.85 compared to earnings per diluted share of $1.86 in fiscal 2008. The cash loss for the year was $2.2 billion, or $15.74 per diluted share, compared to cash income of $412.3 million, or $2.86 per diluted share, in fiscal 2008. The cash loss, as adjusted, was $1.2 billion, or $8.56 per diluted share, compared to cash income, as adjusted, of $877.0 million, or $6.09 per diluted share, for the corresponding previous fiscal year.

Business Developments

The Company completed several major new product launches and announced plans for another new investment solution:

- Western Asset raised $250.5 million (including the underwriters' over-allotment option) in a common share offering for a new closed-end fund, the Western Asset Municipal Defined Opportunity Trust (NYSE: MTT). This was the largest closed-end fund Initial Public Offering (IPO) since November 2007. The fund's primary investment objectives are to provide high tax-exempt current income and to seek total return, utilizing Western Asset's deep capabilities in municipal bonds, relative value investing and sector rotation.

- The Legg Mason Permal Tactical Asset Allocation Fund became the first U.S.-domiciled Legg Mason open-end mutual fund that gives individual investors access to Permal's recognized expertise in multi-asset class, multi-strategy global allocation. The fund seeks to outperform a traditional 60/30/10 equities/fixed income/liquidity portfolio by identifying relative value opportunities in a constantly changing environment, unconstrained by geography or investment style. Permal will invest in both actively and passively managed vehicles, as well as cash equivalents and alternative investments.

- Western Asset also announced the pending launch of a blue-chip corporate bond strategy in Europe which aims to address client concerns by putting investment constraints on financial institution exposure. The fund will invest in high quality, financially-sound names, and will impose a cap of 10 percent on debt holdings of financial institutions. The product will take advantage of the opportunity presented by large spreads over treasuries, and expected interest from conservative clients seeking higher returns than those offered by government bonds.

Also in the quarter, the U.S.-based Western Asset portfolio teams who manage the Western Asset New York and Pennsylvania Municipal Debt Funds, and the Singapore-based Western Asset team that manages the Legg Mason Singapore Bond Fund, both received "Best Fund 3-Year Performance" at the 2009 Lipper Awards.

Balance Sheet

At March 31, 2009, Legg Mason's cash position was $1.1 billion, total debt was $3.2 billion and stockholders' equity was $4.5 billion. The ratio of total debt to total capital (total equity plus total debt) was 42%.

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Mr. Fetting, will be held at 8:30 a.m. E.D.T. today. The call will be open to the general public. Interested participants should access the call by dialing 1-866-802-4364 (or for international calls 1-703-639-1325) at least 10 minutes prior to the scheduled start to ensure connection.

The presentation slides that will be reviewed during the conference call will be available on the Investor Relations section of the Legg Mason website (www.leggmason.com/about/investor_relations.aspx) shortly after the release of the quarter and fiscal year ended March 31, 2009 financial results.

A replay or transcript of the live broadcast will be available on the Legg Mason website, in the investor relations section, or by dialing 1-888-266-2081 (or for international calls 1-703-925-2533), access Pin Number 1356532, after completion of the call. Please note that the replay will be available beginning at 2:00 p.m., E.D.T. on May 5, 2009 and ending on May 19, 2009.

About Legg Mason

Legg Mason is a global asset management firm, with $632 billion in assets under management as of March 31, 2009. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2008 and its subsequent quarterly reports on Form 10-Q.

Contact Information

Investor Relations:
F. Barry Bilson
410.539.0000
fbbilson@leggmason.com

Media:
Mary Athridge
410-454-4421
mkathridge@leggmason.com

Use of Supplemental Data as Non-GAAP Performance Measures
Cash Income (Loss) and Cash Income (Loss), as Adjusted

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "cash income" and "cash income, as adjusted" that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries.

We define "cash income" as net income (loss) plus amortization and deferred taxes related to intangible assets and goodwill less deferred income taxes on goodwill and intangible asset impairment. We define "cash income, as adjusted" as cash income plus net money market fund support losses and impairment charges less net realized losses on the sale of the underlying SIV securities.

We believe that cash income and cash income, as adjusted, provide good representations of our operating performance adjusted for non-cash acquisition related items and other items that facilitate comparison of our results to the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions, including any related goodwill or intangible asset impairments.

We also believe that cash income and cash income, as adjusted, are important metrics in estimating the value of an asset management business. These measures are provided in addition to net income, but are not a substitute for net income and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Further, cash income and cash income, as adjusted, are not liquidity measures and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers cash income and cash income, as adjusted, to be useful to investors because they are important metrics in measuring the economic performance of asset management companies, as indicators of value, and because they facilitate comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions.

In calculating cash income, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to net income to reflect the fact that these non-cash expenses distort comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits on indefinite-life intangibles and goodwill over time, we add them to net income in the calculation of cash income. Conversely, we subtract the income tax benefits on these impairment charges that have been recognized under GAAP. In calculating cash income, as adjusted, we add net money market fund support losses less net realized losses on the sale of the underlying SIV securities and impairment charges to cash income to reflect that these charges distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions, including any related impairments.

Should a disposition or impairment charge for indefinite-life intangibles or goodwill occur, its impact on cash income and cash income, as adjusted, may distort actual changes in the operating performance or value of our firm. Also, realized losses on money market fund support transactions are reflective of changes in the operating performance and value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on cash income and cash income, as adjusted, to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating cash income or cash income, as adjusted, because these charges are related to assets that will ultimately require replacement.

A reconciliation of net income (loss) to non-GAAP cash income (loss) and cash income (loss), as adjusted, is presented on page 9.

Pre-Tax Profit Margin, As Adjusted for Distribution and Servicing Expense, Money Market Fund Support Losses and Impairment Charges

Legg Mason believes that pre-tax profit margin adjusted for distribution and servicing expense, money market fund support losses and impairment charges is a useful measure of our performance because it indicates what our margins would have been without the distribution revenue that are passed through to third parties as a direct cost of selling our products, money market fund support losses and impairment charges that we do not consider part of our core business metrics, and thus it shows the effects of these items on our margins. This measure is provided in addition to the Company's pre-tax profit margin calculated under GAAP, but is not a substitute for calculations of margin under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies. A reconciliation of consolidated pre-tax profit margin, as adjusted, to pre-tax profit margin under GAAP, is presented on page 10.

LEGG MASON, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			Years Ended	
	March 2009	December 2008	March 2008	March 2009	March 2008
Operating Revenues:					
Investment advisory fees:					
Separate accounts	$ 192,248	$ 225,156	$ 341,797	$ 1,017,195	$ 1,464,512
Funds	336,596	389,367	558,382	1,836,350	2,319,788
Performance fees	937	2,910	3,258	17,429	132,740
Distribution and service fees	85,718	99,990	158,721	475,003	692,277
Other	1,712	2,565	6,965	11,390	24,769
Total operating revenues	617,211	719,988	1,069,123	3,357,367	4,634,086
Operating Expenses:					
Compensation and benefits	237,127	195,238	326,899	1,132,216	1,569,517
Distribution and servicing	180,620	202,502	304,674	969,964	1,273,986
Communications and technology	43,801	45,140	52,326	188,312	192,821
Occupancy	70,982	70,656	32,896	209,537	129,425
Amortization of intangible assets	8,013	9,252	13,686	36,488	57,271
Impairment charges	82,870	1,225,100	151,000	1,307,970	151,000
Other	39,133	45,105	50,038	182,060	209,890
Total operating expenses	662,546	1,792,993	931,519	4,026,547	3,583,910
Operating Income (Loss)	(45,335)	(1,073,005)	137,604	(669,180)	1,050,176
Other Income (Expense)					
Interest income	3,511	8,468	22,922	56,272	76,923
Interest expense	(38,601)	(37,485)	(28,073)	(150,465)	(82,681)
Fund support	(606,426)	(1,085,296)	(516,787)	(2,283,236)	(607,276)
Other	3,696	(75,604)	(8,554)	(109,248)	6,729
Total other income (expense)	(637,820)	(1,189,917)	(530,492)	(2,486,677)	(606,305)
Income (Loss) from Operations before Income Tax Provision (Benefit) and Minority Interests	(683,155)	(2,262,922)	(392,888)	(3,155,857)	443,871
Income tax provision (benefit)	(361,354)	(774,951)	(137,488)	(1,210,853)	175,995
Income (Loss) from Operations before Minority Interests	(321,801)	(1,487,971)	(255,400)	(1,945,004)	267,876
Minority interests, net of tax	(3,280)	148	(51)	(2,924)	(266)
Net Income (Loss)	$ (325,081)	$ (1,487,823)	$ (255,451)	$ (1,947,928)	$ 267,610
Net Income (Loss) per share:					
Basic	$ (2.29)	$ (10.55)	$ (1.81)	$ (13.85)	$ 1.88
Diluted	$ (2.29)	$ (10.55)	$ (1.81)	$ (13.85)	$ 1.86
Weighted average number of shares outstanding:					
Basic	141,709	141,019	141,132	140,669	142,018
Diluted [1]	141,709	141,019	141,132	140,669	143,976

[1] Diluted shares are the same as basic shares for periods with a loss

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

RECONCILIATION OF NET INCOME (LOSS) TO CASH INCOME (LOSS),
AND CASH INCOME (LOSS), AS ADJUSTED
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended			Years Ended	
	March 2009	December 2008	March 2008	March 2009	March 2008
Net Income (Loss)	$ (325,081)	$ (1,487,823)	$ (255,451)	$ (1,947,928)	$ 267,610
Plus:					
Amortization of intangible assets	8,013	9,252	13,686	36,488	57,271
Deferred income taxes on intangible assets	35,379	37,260	34,475	142,494	143,600
Deferred income taxes on impairment charges	(70,265)	(374,353)	(56,187)	(444,618)	(56,187)
Cash Income (Loss)	(351,954)	(1,815,664)	(263,477)	(2,213,564)	412,294
Plus:					
Net money market fund support [1]	367,449	662,577	290,954	1,376,579	313,726
Impairment charges	82,870	1,225,100	151,000	1,307,970	151,000
Less:					
Net realized loss on sale of SIV securities [1]	(843,025)	(831,699)	-	(1,674,724)	-
Cash Income (Loss), as adjusted	$ (744,660)	$ (759,686)	$ 178,477	$ (1,203,739)	$ 877,020
Net Income (Loss) per Diluted Share	$ (2.29)	$ (10.55)	$ (1.81)	$ (13.85)	$ 1.86
Plus:					
Amortization of intangible assets	0.06	0.07	0.10	0.26	0.40
Deferred income taxes on intangible assets	0.25	0.26	0.24	1.01	0.99
Deferred income taxes on impairment charges	(0.50)	(2.66)	(0.40)	(3.16)	(0.39)
Cash Income (Loss) per Diluted Share	(2.48)	(12.88)	(1.87)	(15.74)	2.86
Plus:					
Net money market fund support [1]	2.59	4.70	2.06	9.79	2.18
Impairment charges	0.59	8.69	1.06	9.30	1.05
Less:					
Net realized loss on sale of SIV securities [1]	(5.95)	(5.90)	-	(11.91)	-
Cash Income (Loss) per Diluted Share, as adjusted	$ (5.25)	$ (5.39)	$ 1.25	$ (8.56)	$ 6.09

[1] Includes related adjustments to operating expenses and income tax benefits

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA

PRE-TAX PROFIT MARGIN ADJUSTED FOR DISTRIBUTION
AND SERVICING EXPENSE, MONEY MARKET FUND SUPPORT AND IMPAIRMENT
(Amounts in thousands)
(Unaudited)

	Quarters Ended			Years Ended	
	March 2009	December 2008	March 2008	March 2009	March 2008
Operating Revenues, GAAP basis	$ 617,211	$ 719,988	$ 1,069,123	$ 3,357,367	$ 4,634,086
Less:					
Distribution and servicing expense	180,620	202,502	304,674	969,964	1,273,986
Operating Revenues, as adjusted	$ 436,591	$ 517,486	$ 764,449	$ 2,387,403	$ 3,360,100
Income (Loss) from Operations before Income					
Tax Provision (Benefit) and Minority Interests, GAAP Basis	$ (683,155)	$ (2,262,922)	$ (392,888)	$ (3,155,857)	$ 443,871
Plus:					
Net money market fund support [1]	591,426	1,070,296	471,871	2,223,213	508,304
Impairment charges	82,870	1,225,100	151,000	1,307,970	151,000
Income (Loss) from Operations before Income					
Tax Provision and Minority Interests, as adjusted	$ (8,859)	$ 32,474	$ 229,983	$ 375,326	$ 1,103,175
Pre-tax profit margin, GAAP basis	(110.7) %	(314.3) %	(36.7) %	(94.0) %	9.6 %
Pre-tax profit margin, as adjusted	(2.0)	6.3	30.1	15.7	32.8

[1] Includes related adjustments to operating expenses

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

	Quarters Ended				
	March 2009	December 2008	September 2008	June 2008	March 2008
By asset class:					
Equity	$ 126.9	$ 148.4	$ 214.8	$ 253.4	$ 271.6
Fixed Income	357.6	392.1	451.8	493.4	508.2
Liquidity	147.9	157.7	175.3	176.0	170.3
Total	$ 632.4	$ 698.2	$ 841.9	$ 922.8	$ 950.1
By asset class (average):					
Equity	$ 134.2	$ 169.6	$ 239.9	$ 270.9	$ 292.5
Fixed Income	370.0	408.3	476.7	502.9	514.4
Liquidity	153.2	167.2	181.8	174.7	168.4
Total	$ 657.4	$ 745.1	$ 898.4	$ 948.5	$ 975.3
By division:					
Americas	$ 446.5	$ 490.3	$ 591.2	$ 650.3	$ 671.2
International	185.9	207.9	250.7	272.5	278.9
Total	$ 632.4	$ 698.2	$ 841.9	$ 922.8	$ 950.1

Component Changes in Assets Under Management

	Quarters Ended					Years Ended	
	March 2009	December 2008	September 2008	June 2008	March 2008	March 2009	March 2008
Beginning of period	$ 698.2	$ 841.9	$ 922.8	$ 950.1	$ 998.5	$ 950.1	$ 968.5
Net client cash flows	(43.5)	(77.0)	(20.0)	(18.4)	(19.2)	(158.9)	(26.3)
Market performance and other	(21.7)	(66.7)	(60.9)	(8.4)	(28.5)	(157.7)	9.9
Acquisitions (Dispositions), net	(0.6)	-	-	(0.5)	(0.7)	(1.1)	(2.0)
End of period	$ 632.4	$ 698.2	$ 841.9	$ 922.8	$ 950.1	$ 632.4	$ 950.1
BY DIVISION							
Americas							
Beginning of period	$ 490.3	$ 591.2	$ 650.3	$ 671.2	$ 712.0	$ 671.2	$ 693.8
Net client cash flows	(28.3)	(47.4)	(20.9)	(12.7)	(8.9)	(109.3)	(8.7)
Market performance and other	(14.9)	(53.5)	(38.2)	(7.7)	(31.9)	(114.3)	(12.6)
Acquisitions (Dispositions), net	(0.6)	-	-	(0.5)	-	(1.1)	(1.3)
End of period	$ 446.5	$ 490.3	$ 591.2	$ 650.3	$ 671.2	$ 446.5	$ 671.2
International							
Beginning of period	$ 207.9	$ 250.7	$ 272.5	$ 278.9	$ 286.5	$ 278.9	$ 274.7
Net client cash flows	(15.2)	(29.6)	0.9	(5.7)	(10.3)	(49.6)	(17.6)
Market performance and other	(6.8)	(13.2)	(22.7)	(0.7)	3.4	(43.4)	22.5
Acquisitions (Dispositions), net	-	-	-	-	(0.7)	-	(0.7)
End of period	$ 185.9	$ 207.9	$ 250.7	$ 272.5	$ 278.9	$ 185.9	$ 278.9